UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Utz Brands, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

918090101
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Jason K. Giordano
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 5,369,447
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,369,447
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,369,447(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.25%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 3,449,447 shares of Class A common stock (“Class A Shares”) and (ii) 1,920,000 warrants to purchase Class A Shares. (“Warrants”).

(2) Calculated based on (i) 81,141,417 Class A Shares outstanding as of November 6, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities & Exchange Commission (the “SEC”) on November 9, 2023, and (ii) 4,800,000 Class A Shares issuable in connection with the exercise of the 1,920,000 Warrants held by Jason K. Giordano and 2,880,000 Warrants held by Chinh E. Chu.

1.	Names of Reporting Persons Chinh E. Chu
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 6,528,380
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,528,380
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,528,380(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 7.59%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Represents (i) 3,648,380 Class A Shares and (ii) 2,880,000 Warrants.

(2) Calculated based on (i) 81,141,417 Class A Shares outstanding as of November 6, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 9, 2023, and (ii) 4,800,000 Class A Shares issuable in connection with the exercise of the 1,920,000 Warrants held by Jason K. Giordano and 2,880,000 Warrants held by Chinh E. Chu.

Item 1(a).	Name of Issuer

Utz Brands, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices
900 High Street Hanover PA, 17331

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”: (i) Jason K. Giordano (ii) Chinh E. Chu
Item 2(b).	Address of the Principal Business Office, or if none, Residence

200 Park Avenue, 58th Floor New York, NY 10166

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number

918090101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)           Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)           Percent of Class:

See responses to Item 11 on each cover page.

(c)           Number of shares as to which the Reporting Person has:

(i)            Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)          Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)         Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)          Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

CC Collier Holdings, LLC (“CC Collier”) directly holds the 3,648,380 Class A Shares and 2,880,000 Warrants reported by Chinh E. Chu. Chinh E. Chu has voting and dispositive power over CC Collier and therefore may be deemed to have beneficial ownership over the securities directly held by CC Collier. Jason K. Giordano directly holds 3,449,447 Class A Shares and 1,920,000 Warrants.

If the Reporting Persons were deemed to be a Section 13(d) group, such group would hold an aggregate of 7,097,827 Class A Shares and 4,800,000 Warrants, constituting 13.84% of the outstanding Class A Shares. Provided that, the filing of this Statement shall not be construed as an admission that the Reporting Persons or any of the entities mentioned herein are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, acting as a Section 13(d) group or otherwise the beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

By:	/s/ Jason K. Giordano
Jason K. Giordano

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022, by and among Jason K. Giordano, Chinh E. Chu, and Collier Creek Partners LLC (incorporated by reference to that certain Exhibit A to that certain Schedule 13G/A filed on February 11, 2022, by the Reporting Persons with the SEC).